November 18, 2024

David Van Steenis
Chief Financial Officer
ExchangeRight Income Fund
1055 E. Colorado Blvd Suite 310
Pasadena, California 91106

       Re: ExchangeRight Income Fund
           Form 10-K for the year ended December 31, 2023
           Filed on April 11, 2024
           File No. 000-56543
Dear David Van Steenis:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction